April 15, 2022

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeanne Bennett, Vanessa Robertson, Jason Drory, and Laura Crotty

Re:	Curative Biotechnology, Inc.

Registration Statement on Form S-1

Submitted January 10, 2022

CIK No. 0001400271

Ladies and Gentlemen:

On behalf of Curative Biotechnology, Inc. (“Curative” or “Company”), we respectfully submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 5, 2022 (the “Comment Letter”) regarding the above referenced Registration Statement on Form S-1 (the “Registration Statement”). Curative has also revised the Registration Statement to a Form S-1 (the “Registration Statement”) as set forth below in response to the Comment Letter and is filing the Amendment with the Commission concurrently with the submission of this letter.

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of Curative’s responses correspond to the page numbers of the Registration Statement. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Draft Registration Statement of Form S-1 submitted March 25, 2022

Prospectus Summary

What We Do, page 1

1.	We note your response to prior comment two and reissue in part. If true, please update your disclosure to clarify that you have not submitted INDs with the FDA for any of your product candidates or otherwise advise.

Response: Curative has added disclosure on page 1 and 37 that it has not yet submitted INDs with the FDA for any of its product candidates.

April 15, 2022

Management’s Discussion and analysis of Financial Condition and Results of Operations

Results of Operations, page 34

2.	We note your revisions to the table as a result of prior comment nine. However, the line items for ‘Research and development’ and ‘Impairment of long lived assets’ are no longer included in the table and the amounts presented do not add up to the total operating expenses. Please revise your table to include these line items and include an explanation for the research and development expenses and impairment incurred during 2021 similar to your disclosures on page 37 of Amendment No. 1.

Response: Curative has updated its disclosure on page 34 as requested.

Infectious Diseases

Rabies, page 37

3.	We note your disclosure here that you “have further treated several humans under “compassionate use” with [IMT504].” Please revise your disclosure to describe the FDA’s compassionate use program. In addition, please quantify the number of patients treated under compassionate use and describe the results.

Response: Curative has removed the reference to compassionate use with regard to IMT504. The compassionate use previously described was in Argentina and given the patient population, Curative has determined it is not material.

NIH License – “L-088-20210 Druggable target to treat retinal degeneration”, page 40

4.	We note your disclosure that you entered into a CRADA with the National Eye Institute in March 2022. Please further revise your disclosure to include the material terms of the agreement, including, but not limited to, the term and termination provisions.

Response: Curative has updated its disclosure as requested on page 40.

Exhibits

5.	Please ensure each exhibit is in the proper text-searchable format. See Item 301 of Regulation S-T. For example only, we note exhibit 10.22.

Response: Curative has included text-searchable exhibits for all relevant exhibits as requested.

April 15, 2022

General

6.	We note your new disclosure on page F-18 regarding the issuance of a senior secured note in March 2022. In relation to this note, please revise your disclosure as follows:

●	Please include risk factor disclosure relating to the fact that the notes are secured by substantially all of your assets.

●	Please include risk factor disclosure related to the potential dilution that may result from an exercise of the five year warrants to purchase 22,857,143 shares received by the lender.

●	To the extent any proceeds of the offering will be used to make payments under the note, please revise the use of proceeds disclosure throughout the prospectus to include the information required by Item 504 of Regulation S-K and Instruction 4 thereto.

Response: Curative has revised its disclosure to include (i) a risk factor related to the security interest of the note beginning on page 25, (ii) a risk factor related to the potential dilution that may result from an exercise of the five year warrant to purchase 22,857,143 shares beginning on page 25, and (iii) its use of proceeds related to the repayment of the note beginning on page 29, and throughout the Registration Statement.

* * *

April 15, 2022

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (818) 597-7552.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Raul Silvestre
Raul Silvestre
Silvestre Law Group, P.C.